SEC Mail Processing Section
FEB 24 2012
Washington, DC
123

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- ~~053699~~ |

8-53699

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: STONEHAVEN, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

275 Madison Avenue, Suite 2001
(No. and Street)

| New York | NY | 10016 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Frank (212) 218-7626
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Acquavella, Chiarelli, Shuster, Berkower & Co., LLP
(Name – *if individual, state last, first, middle name*)

| 517 Route 1 South, Suite 4103 | Iselin | NJ | 08830 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

[redacted]

12014815

KW 4/2

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 24 2012
02 REGISTRATIONS BRANCH

# OATH OR AFFIRMATION

I, David Frank, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stonehaven, LLC, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO & MANAGING PARTNER

Title

Notary Public

OFFICIAL SEAL
GUISEPPE HAMMER
NOTARY PUBLIC-STATE OF NEW YORK
QUALIFIED IN NEW YORK COUNTY
REGISTRATION NO. 01HA6139141
My Commission Expires JAN 3 2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Supplemental Report of Independent Auditors on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# STONEHAVEN, LLC

## FINANCIAL STATEMENTS
## AND SUPPLEMENTAL INFORMATION
## PURSUANT TO RULE 17a-5 OF THE
## SECURITIES AND EXCHANGE COMMISSION

## DECEMBER 31, 2011

# STONEHAVEN, LLC

## CONTENTS

ACSB Acquavella, Chiarelli, Shuster, Berkower & Co., LLP
Certified Public Accountants and Advisors

517 Route One
Iselin, NJ 08830
732.855.9600
Fax:732.855.9559
www.acsbco.com

One Penn Plaza
36th Floor
New York, NY 10119
212.867.1319

# INDEPENDENT AUDITORS' REPORT

To the Member of
**Stonehaven, LLC**

We have audited the accompanying statement of financial condition of **Stonehaven, LLC** (the "Company"), as of December 31, 2011, and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Stonehaven, LLC** as of December 31, 2011 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Acquavella, Chiarelli, Shuster, Berkower & Co., LLP

Iselin, New Jersey
February 22, 2012

# STONEHAVEN, LLC

## STATEMENT OF FINANCIAL CONDITION

| | December 31, 2011 |
|---|---|
| **ASSETS** | |
| Cash | $ 111,952 |
| Prepaid expenses and other assets | 24,339 |
| Property and equipment (net of accumulated depreciation of $49,457) | 18,113 |
| Security deposit | 51,456 |
| Total assets | $ 205,860 |
| **LIABILITIES AND MEMBER'S EQUITY** | |
| Liabilities | |
| Accounts payable and accrued expenses | $ 3,554 |
| Member's equity | 202,306 |
| Total liabilities and member's equity | $ 205,860 |

See accompanying notes to financial statements.

# STONEHAVEN, LLC

## STATEMENT OF OPERATIONS

| | Year Ended December 31, 2011 |
|---|---|
| **Revenues** | |
| Fee income | $ 2,221,408 |
| Rental income | 53,400 |
| Total revenues | 2,274,808 |
| **Expenses** | |
| Commissions | 1,362,299 |
| Salaries and payroll taxes | 232,514 |
| Rent and occupancy costs | 189,006 |
| Professional fees | 62,040 |
| Insurance | 41,128 |
| Telephone and internet costs | 35,838 |
| Computer service | 34,081 |
| Licenses and permits | 17,466 |
| Travel and entertainment | 16,661 |
| Depreciation and amortization | 9,023 |
| Other expenses | 59,064 |
| Total expenses | 2,059,120 |
| **Income before provision for unincorporated business taxes** | 215,688 |
| **Provision for unincorporated business taxes** | 5,200 |
| **Net income** | $ 210,488 |

See accompanying notes to financial statements.

# STONEHAVEN, LLC

## STATEMENT OF CHANGES IN MEMBER'S EQUITY

| | Year Ended December 31, 2011 |
|---|---|
| **Member's equity,** beginning of year | $ 177,305 |
| **Capital withdrawals** | (185,487) |
| **Net income** | 210,488 |
| **Member's equity,** end of year | $ 202,306 |

See accompanying notes to financial statements.

# STONEHAVEN, LLC

## STATEMENT OF CASH FLOWS

| | Year Ended December 31, 2011 |
|---|---|
| **Cash flows from operating activities** | |
| Net income | $ 210,488 |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| Depreciation and amortization | 9,023 |
| Deferred rent | (18,505) |
| Changes in operating assets and liabilities: | |
| Due from related party | 10,000 |
| Due from parent | 5,000 |
| Deferred lease costs | 3,731 |
| Prepaid expenses and other assets | 1,750 |
| Accounts payable and accrued expenses | 2,810 |
| **Net cash provided by operating activities** | 224,297 |
| **Cash flows used in investing activities** | |
| Purchase of property and equipment | (13,586) |
| **Cash flows used in financing activities** | |
| Capital withdrawals | (185,487) |
| **Net change in cash** | 25,224 |
| **Cash,** beginning of year | 86,728 |
| **Cash,** end of year | $ 111,952 |
| **Supplemental disclosure of cash flow information** | |
| Cash paid during the year for unincorporated business taxes | $ 5,200 |

See accompanying notes to financial statements.

## 1. Nature of Operations and Summary of Significant Accounting Policies

*Nature of Operations*

Stonehaven, LLC (the "Company") was formed in California on October 12, 2001. The Company is wholly owned by Stonehaven Holdings, LLC (the "Parent"). The Company's operations are conducted from its office in New York City.

The Company is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides referral business, sales of private placement interests to institutional clients on a fully disclosed basis. The Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(i). The Company does not maintain possession or control of any customer funds or securities and is exempt from the requirements of SEC Rule 15c3-3(k)(2)(i).

*Basis of Presentation*

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification.

*Use of Estimates*

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

*Property and Equipment*

Property and equipment are valued at cost. Depreciation is computed using the straight-line method over the estimated useful lives (3-5 years) of the related assets. Leasehold improvements are amortized over the remaining life of the lease.

*Revenue Recognition*

Fee income from private placements is recognized when earned and the amount can be reasonably determined.

*Income Taxes*

The Company files its tax return with its Parent and all tax liabilities are assumed by the Parent. The Company is not a taxpaying entity for Federal income tax purposes and thus no Federal income tax expense has been recorded in the accompanying financial statements. Income of the Company is taxed to the member in its respective returns. Certain state and local authorities levy taxes or fees on the Company based on its net income. The Company is subject to New York City unincorporated business tax.

In accordance with GAAP, the Company's management is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority based on the technical merits of the position.

## 1. Nature of Operations and Summary of Significant Accounting Policies (Continued)

*Income Taxes (Continued)*

The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement with the relevant taxing authority. Based on its analysis, the Company's management has determined that it has not incurred any liability for unrecognized tax benefits as of December 31, 2011. The Company does not expect that its assessment regarding unrecognized tax benefits will materially change over the next twelve months. However, the Company's conclusions may be subject to review and adjustment at a later date based on factors including, but not limited to, questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions, compliance with U.S. federal and U.S. state tax laws, and changes in the administrative practices and precedents of the relevant taxing authorities.

The Company recognizes interest and penalties accrued related to unrecognized tax benefits in income tax fees payable, if assessed. No interest expense or penalties have been recognized as of and for the period ended December 31, 2011.

## 2. Property and Equipment

Property and equipment consist of the following:

| | |
|---|---|
| Office equipment and furniture and fixtures | $ 57,325 |
| Leasehold improvements | 10,245 |
| | 67,570 |
| Less: Accumulated depreciation and amortization | 49,457 |
| | $ 18,113 |

Depreciation and amortization expense for the year ended December 31, 2011 was $9,023.

## 3. Rental Income

The Company subleases a portion of its space on a monthly basis under an informal agreement. Rental income aggregated $53,400 on the income statement for the year ended December 31, 2011.

## 4. Provision for Unincorporated Business Taxes

The Company's unincorporated business taxes amounted to approximately $5,200 for the year ended December 31, 2011.

## 5. 401(K) Profit Sharing Plan

The Company has a 401(K) plan ("Plan") to provide retirement benefits for its employees. Employees may contribute from 1% to 15% of their annual compensation to the Plan, limited to a maximum annual amount as set periodically by the Internal Revenue Service.

## 6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the Company to maintain a minimum net capital of the greater of 6 2/3% aggregate indebtedness or $5,000 minimum net capital, and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2011, the Company has net capital of $108,398 which was $103,398 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 3.28 to 1.

## 7. Related Party Transactions

During the year ended December 31, 2011, the due from parent and due from related party balances were repaid in the amount of $5,000 and $10,000, respectively.

## 8. Risk Concentrations

*Cash*

At times during the year, cash balances in banks may have exceeded the Federal Deposit Insurance Corporation ("FDIC") limits.

*Revenues*

The Company earned fee income from three clients, which represented approximately 46% of total revenue.

## 9. Commitments

Effective January 1, 2012, the Company renewed its lease agreement to lease office facilities which expired on December 31, 2011. The lease expires on May 31, 2017. The lease also includes monthly electricity and maintenance charges and contains provisions for escalations based on increases in certain costs incurred by the landlord.

Future minimum lease payments under the lease are as follows:

| Year Ending December 31, | Amount |
|---|---|
| 2012 | $ 79,246 |
| 2013 | 135,850 |
| 2014 | 135,850 |
| 2015 | 135,850 |
| 2016 | 135,850 |
| Thereafter | 56,604 |
| | $ 679,250 |

Rent and occupancy costs for the year ended December 31, 2011 were $189,006.

## 10. Subsequent Events

The Company has evaluated subsequent events for potential recognition and disclosure and has not identified any additional subsequent events that required adjustment or disclosure, in these financial statements.

# STONEHAVEN, LLC

## COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

| | | December 31, 2011 |
|---|---|---|
| **Total member's equity** | | $ 202,306 |
| **Deductions** | | |
| Non-allowable assets: | | |
| Prepaid expenses and other assets | $ 24,339 | |
| Property and equipment, net | 18,113 | |
| Security deposit | 51,456 | |
| Total non-allowable assets | | 93,908 |
| **Net capital** | | $ 108,398 |
| **Aggregate indebtedness** | | |
| Accounts payable and accrued expenses | | $ 3,554 |
| **Computation of net capital requirement** | | |
| Minimum net capital required (greater of 6 2/3% of aggregate indebtedness or $5,000 minimum dollar net capital) | | $ 5,000 |
| **Excess net capital** | | $ 103,398 |
| **Percentage of aggregate indebtedness to net capital** | | 3.28% |

There are no material differences between the computation of net capital presented above and the computation of net capital in the Company's unaudited Form X-17A-5, Part II-A filing as of December 31, 2011.

## STATEMENT REGARDING EXEMPTION FROM RESERVE REQUIREMENT

The Company does not effect transactions for customers, as defined in Rule 15c3-3 and accordingly claims exemption from preparing the computations as defined in this Rule.

# STONEHAVEN, LLC

## SUPPLEMENTAL REPORT OF INDEPENDENT AUDITORS' ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)

## DECEMBER 31, 2011

ACSB Acquavella, Chiarelli, Shuster, Berkower & Co., LLP

Certified Public Accountants and Advisors

517 Route One
Iselin, NJ 08830
732.855.9600
Fax:732.855.9559
www.acsbco.com

One Penn Plaza
36th Floor
New York, NY 10119
212.867.1319

## SUPPLEMENTAL REPORT OF INDEPENDENT AUDITORS' ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)

To the Member of
**Stonehaven, LLC**

In planning and performing our audit of the financial statements of **Stonehaven, LLC** (the "Company") as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting, as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or "aggregate debits") and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Acquavella, Chiarelli, Shuster, Berkower & Co., LLP

Iselin, New Jersey
February 22, 2012

# STONEHAVEN, LLC

## INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION PURSUANT TO SECURITIES AND EXCHANGE COMMISSION RULE 17a-5(e)(4) AND SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION ASSESSMENTS AND PAYMENTS

YEAR ENDED DECEMBER 31, 2011

ACSB Acquavella, Chiarelli, Shuster, Berkower & Co., LLP
Certified Public Accountants and Advisors

517 Route One
Iselin, NJ 08830
732.855.9600
Fax:732.855.9559
www.acsbco.com

One Penn Plaza
36th Floor
New York, NY 10119
212.867.1319

# INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION PURSUANT TO SECURITIES AND EXCHANGE COMMISSION RULE 17a-5(e)(4)

To the Member of
**Stonehaven, LLC**

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the Securities Investor Protection Corporation Form SIPC-7 ("Form SIPC-7") and provided a summary of payments on the accompanying Schedule of Securities Investor Protection Corporation Assessments and Payments to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2011, which were agreed to by **Stonehaven, LLC** (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other state regulatory authorities, solely to assist you and the other specified parties in evaluating **Stonehaven, LLC's** compliance with the applicable instructions of the Form SIPC-7. Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

(i) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement entries and reviewed the check register and copies of checks, noting no differences;

(ii) Compared the total revenue amounts reported on the audited Form X-17A-5 for the period beginning January 1, 2011 and ending December 31, 2011 with the amounts reported in Form SIPC-7 for the same period and we noted the following difference: the Company reclassified $14,495 from other expenses to revenue resulting in an increase of revenue reported on form SIPC-7.

(iii) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

(iv) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Acquavella, Chiarelli, Shuster, Berkower & Co., LLP

Iselin, New Jersey
February 22, 2012

# STONEHAVEN, LLC

## SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION ASSESSMENTS AND PAYMENTS

**December 31, 2011**

| | Date Paid or Filed | Payments Made | Annual Assessment Per Report |
|---|---|---|---|
| SIPC-6 general assessment for the first half of the year ended December 31, 2011 | July 14, 2011 | $ 971 | $ - |
| SIPC-7 general assessment for the fiscal year ended December 31, 2011 | February 14, 2012 | 2,148 | 2,148 |
| Overpayment applied to December 31, 2012 | | (971) | |
| | | $ 2,148 | $ 2,148 |

Name of collection agent: Financial Industry Regulatory Authority

See accompanying Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation pursuant to Securities and Exchange Commission Rule 17a-5(e)(4)